                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 RULE 13d-101

          Information to be Included in Statements Filed Pursuant to
                                Rule 13d-1(a)
                   and Amendments Thereto Filed Pursuant to
                                Rule 13d-2(a)

                               AMENDMENT NO. 2

                      AMERICAN RESOURCES OFFSHORE, INC.
                               (Name of Issuer)

                  Common Stock, par value $0.00001 per share
                        (Title of Class of Securities)

                                  029280104
                                (CUSIP Number)

                               Nick D. Nicholas
                           Porter & Hedges, L.L.P.
                          700 Louisiana, Suite 3500
                          Houston, Texas 77002-2764
                                (713) 226-0600
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                August 30, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                           SCHEDULE 13D


-------------------
CUSIP NO. 029280104
-------------------

                    ----------------------------------------------------------------------------------------------------------------
                     1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                BLUE DOLPHIN EXPLORATION COMPANY
                    ----------------------------------------------------------------------------------------------------------------
                     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                (a) / /
                                Inapplicable                                                                                 (b) / /
                    ----------------------------------------------------------------------------------------------------------------
                     3     SEC USE ONLY

                    ----------------------------------------------------------------------------------------------------------------
                     4     SOURCE OF FUNDS *

                                WC; AF; OO
                    ----------------------------------------------------------------------------------------------------------------
                     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)               / /

                    ----------------------------------------------------------------------------------------------------------------
                     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware
                    ----------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED   7     SOLE VOTING POWER
BY EACH REPORTING               39,509,457
PERSON WITH
                    ----------------------------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                               / /

                    ----------------------------------------------------------------------------------------------------------------
                    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                77.04%
                    ----------------------------------------------------------------------------------------------------------------
                    14     TYPE OF REPORTING PERSON *

                                CO
                    ----------------------------------------------------------------------------------------------------------------

                                                           SCHEDULE 13D


-------------------
CUSIP NO. 029280104
-------------------

                    ----------------------------------------------------------------------------------------------------------------
                     1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                BLUE DOLPHIN ENERGY COMPANY
                    ----------------------------------------------------------------------------------------------------------------
                     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                (a) / /
                                Inapplicable                                                                                 (b) / /
                    ----------------------------------------------------------------------------------------------------------------
                     3     SEC USE ONLY

                    ----------------------------------------------------------------------------------------------------------------
                     4     SOURCE OF FUNDS *

                                WC; AF; OO
                    ----------------------------------------------------------------------------------------------------------------
                     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)               / /

                    ----------------------------------------------------------------------------------------------------------------
                     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware
                    ----------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED   7     SOLE VOTING POWER
BY EACH REPORTING               39,509,457
PERSON WITH
                    ----------------------------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                39,509,457
                    ----------------------------------------------------------------------------------------------------------------
                    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                               / /

                    ----------------------------------------------------------------------------------------------------------------
                    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                77.04%
                    ----------------------------------------------------------------------------------------------------------------
                    14     TYPE OF REPORTING PERSON *

                                CO
                    ----------------------------------------------------------------------------------------------------------------


THIS AMENDMENT NO. 2 TO THE SCHEDULE 13D RELATING TO THE COMMON STOCK, PAR VALUE $0.00001 PER SHARE, OF AMERICAN RESOURCES OFFSHORE, INC. IS BEING FILED BY BLUE DOLPHIN ENERGY COMPANY AND BLUE DOLPHIN EXPLORATION COMPANY PURSUANT TO RULE 13D-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, TO REFLECT A CHANGE IN THE INFORMATION PREVIOUSLY REPORTED UNDER ITEMS 3, 4 AND 6 OF THE
SCHEDULE 13D ORIGINALLY FILED ON OCTOBER 22, 1999, AS AMENDED BY AMENDMENT NO. 1, FILED ON DECEMBER 2, 1999.

ITEM 1.    SECURITY AND ISSUER.

Title of Security:               common stock, par value $0.00001 per share
                                 (the "Common Stock")

Name and Address of Issuer's     American Resources Offshore, Inc.
Principal Executive Offices:     801 Travis
                                 Suite 2100
                                 Houston, Texas 77002

ITEM 2.    IDENTITY AND BACKGROUND.

Item 2 is amended and restated as follows:

This Schedule 13D is being filed on behalf of Blue Dolphin Energy Company, a Delaware corporation ("BDCO"), and its wholly-owned subsidiary Blue Dolphin Exploration Company, a Delaware corporation ("Investor"). The address of BDCO's principal business office is 801 Travis, Suite 2100, Houston, Texas 77002. All executive officers and directors of BDCO are citizens of the United States except for Ivar Siem, who is a citizen of Norway. The name, business address and present principal occupation of each executive officer and director is set forth in Schedule A to this Schedule 13D.

BDCO through its subsidiaries, including the Investor, is primarily engaged in gathering and transportation of natural gas and condensate and in the acquisition and exploration of oil and gas properties. The Investor's operations are conducted principally offshore in the Gulf of Mexico and along the Texas Gulf Coast.

During the last five years, neither BDCO nor (to the knowledge of BDCO) any executive officer or director of BDCO has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and restated as follows:

     Pursuant to the Agreement and Plan of Merger dated as of August 30, 2001 (the "Merger Agreement"), among BDCO, BDCO Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BDCO (the "Merger Subsidiary"), and American Resources Offshore, Inc. ("ARO"), BDCO will acquire all outstanding shares of Common Stock not already beneficially owned by BDCO and all outstanding shares of ARO's Series 1993 Preferred Stock, par value $12.00 per share (the "Preferred Stock") in exchange for approximately 327,000 shares of BDCO's common stock, par value $0.01 per share (the "BDCO Common Stock"). See
Item 4 below.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     Item 4 is amended and restated as follows:

     On August 31, 2001, BDCO, ARO and the Merger Subsidiary announced that they entered into the Merger Agreement, pursuant to which the Merger Subsidiary will merge with and into ARO and all outstanding shares of Common Stock, other than those beneficially owned by BDCO, and Preferred Stock will be converted into the right to receive 0.0276 and 0.0301 shares of BDCO Common Stock, respectively.

     If the merger is consummated, ARO will be a wholly owned subsidiary of BDCO. The merger is subject to customary closing conditions.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     The Investor owns 39,509,457 shares of Common Stock beneficially and of record. The shares of Common Stock owned by the Investor represents approximately 77% of the outstanding shares of Common Stock and total voting power of ARO's outstanding capital stock. Because Investor is a wholly-owned subsidiary of BDCO, BDCO is the indirect beneficial owner of the shares of Common Stock owned by the Investor.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of ARO.

     Item 6 is hereby amended and restated in its entirety as follows:

     As set forth in Item 4 hereof, BDCO has announced that it, the Merger Subsidiary and ARO have entered into the Merger Agreement pursuant to which the Merger Subsidiary would be merged with and into ARO.

ITEM 7.    Material to Be Filed as Exhibits.


     EXHIBIT NO.                   DESCRIPTION OF EXHIBIT
     -----------                   ----------------------

       7.1*          Investment Agreement by and between American Resources Offshore, Inc.
                     and Blue Dolphin Exploration Company

       7.2*          Purchase and Sale Agreement by and between American Resources Offshore,
                     Inc. and Fidelity Oil Holdings, Inc.

       7.3*          Participation Agreement

       7.4*          Voting and Support Agreement and Irrevocable, general form

       7.5*          Voting and Support Agreement and Irrevocable Proxy executed by DnB
                     Energy Assets

       7.6           Agreement and Plan of Merger among Blue Dolphin Energy Company,
                     BDCO Merger Sub, Inc. and American Resources Offshore, Inc., dated as of
                     August 30, 2001 (incorporated by reference from Exhibit 2.1 to the Current
                     Report on Form 8-K of Blue Dolphin Energy Company dated August 31, 2001).


---------------------
*     Previously Filed.

                           [SIGNATURE PAGE FOLLOWS]

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 31, 2001


                              BLUE DOLPHIN ENERGY COMPANY



                              By:   /s/ G. Brian Lloyd
                                   ---------------------------------------
                                   G. Brian Lloyd
                                   Vice President and Treasurer


                              BLUE DOLPHIN EXPLORATION COMPANY



                              By:   /s/ John P. Atwood
                                   ---------------------------------------
                                   John P. Atwood
                                   Vice President Business Development

                                  SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF BLUE DOLPHIN ENERGY COMPANY

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Blue Dolphin Energy Company ("Blue Dolphin") are set forth below. If no business address is given the director's or officer's business address is 801 Travis, Suite 2100, Houston, Texas, 77002.


     NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION
     -------------------------          ----------------------------

Directors

     Robert L. Barbanell                Chairman of the Board of Marine Drilling
                                        Companies, Inc. and President of Robert L.
                                        Barbanell Associates, Inc., a financial
                                        consulting firm

     Michael S. Chadwick                Senior Vice President & Managing Director
                                        of Sanders, Morris & Harris

     Harris A. Kaffie                   Partner in Kaffie Brothers

     Ivar Siem                          Chairman of the Board of Blue Dolphin
                                        Energy Company

     Robert D. Wagner, Jr.              Business consultant

Officers

     John P. Atwood                     Vice President, Business Development of Blue
                                        Dolphin

     Michael J. Jacobson                President and Chief Executive Officer of Blue
                                        Dolphin

     Roland B. Keller                   Executive Vice President, Exploration
                                        Operations of Blue Dolphin

     G. Brian Lloyd                     Vice President, Treasurer and Secretary of
                                        Blue Dolphin
